Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-259797 and

333-257440

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated October 7, 2021)

Rocket Lab USA, Inc.

16,266,666 Shares of Common Stock Underlying Warrants

5,600,000 Warrants by the Selling Securityholders

417,404,393 Shares of Common Stock by the Selling Securityholders

This prospectus supplement is being filed to update and supplement the information contained in the combined prospectus dated October 7, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statements on Form S-1 (Registration Nos. 333-259797 and 333-257440). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “RKLB”. On February 23, 2022, the last reported sales price of our common stock was $8.63 per share.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 24, 2022

Rocket Lab USA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39560	98-1550340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3881 McGowen Street Long Beach, California	90808
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (714) 465-5737

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RKLB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On February 24, 2022, Rocket Lab USA, Inc. (the “Company”) issued a press release announcing that it has been awarded a subcontract by MacDonald, Dettwiler and Associates (“MDA”) to design, manufacture, and deliver 17 spacecraft buses for Globalstar, Inc. (“Globalstar”). A copy of the press release is attached hereto as Exhibit 99.1 and is hereby incorporated by reference.

This information is being furnished pursuant to Item 7.01, “Regulation FD Disclosure,” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01 Other Events

On February 24, 2022, the Company entered into a subcontract with MDA to design, manufacture, and deliver 17 spacecraft buses for Globalstar under the satellite purchase agreement between MDA and Globalstar . The subcontract with MDA is valued at $143 million for the Company and work under the agreement will begin immediately, with delivery of the spacecraft buses for final assembly to MDA expected in 2024. The subcontract contains customary default and termination provisions. In addition, MDA may elect to terminate the subcontract for convenience at any time as provided in the subcontract, subject to certain termination conditions.

Forward-Looking Statements

This report may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements, including without limitation expectations regarding the timing of scheduled delivery of spacecraft buses and anticipated benefits of the subcontract, are based on the Company’s current expectations and beliefs concerning future developments and their potential effects, and contain a number of risk and uncertainties (many of which are beyond the Company’s control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including customer contractual rescheduling and termination rights and other factors identified in the press release furnished under Item 7.01 hereof and those and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. There can be no assurance that the future developments affecting the Company will be those that we have anticipated. Except as required by law, the Company is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Rocket Lab USA, Inc., dated February 24, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2022	Rocket Lab USA, Inc.

	By:	/s/ Adam Spice
Adam Spice
Chief Financial Officer

Exhibit 99.1

Rocket Lab Selected by MDA to Design and Build Spacecraft

for Globalstar

The $143 million contract is the largest spacecraft bus order placed with Rocket Lab to date,

encompassing the design and manufacture of 17 state-of-the-art spacecraft for Globalstar’s newest satellites

Long Beach, California. 24 February 2022 – Rocket Lab USA, Inc. (Nasdaq: RKLB) (“Rocket Lab” or “the Company”), a global leader in launch services and space systems, today announced that it has been awarded a subcontract by MDA Ltd (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry, to lead the design and manufacture 17 spacecraft buses for Globalstar’s new Low Earth Orbit satellites. Globalstar, Inc. (NYSE American: GSAT) is a leading provider of Mobile Satellite Services including customizable satellite IoT solutions for individuals and businesses globally.

Rocket Lab will lead the development of the spacecraft buses, while MDA will act as prime contractor to manufacture Globalstar’s satellites, lead the development of the payload and perform the final satellite assembly, integration, and test. The partnership between Rocket Lab and MDA brings together two of the space industry’s most innovative satellite companies. The total initial contract value for Rocket Lab is US$143 million, with options to provide the satellite operations control center, launch dispensers, launch integration, and up to nine additional spacecraft with flexibility in timing to order such spacecraft. The satellites will integrate with and replenish Globalstar’s current constellation, ensuring service continuity. Globalstar expects to launch the satellites by the end of 2025.

“We are thrilled to be collaborating with MDA to develop Globalstar’s new satellites and are honoured to have the trust and support of two of the space industry’s most innovative companies,” said Peter Beck, Founder and CEO of Rocket Lab. “With this contract Rocket Lab is executing on its strategy to go beyond launch and lead the new space economy by delivering complete mission solutions spanning spacecraft manufacture, satellite subsystems, flight software, ground operations, and launch.”

“Cross-company collaboration and co-development is key to bringing new capabilities to market quickly to the meet growing customer demand for advanced satellite technology,” said Mike Greenley, CEO of MDA. “Rocket Lab is a strong fit for MDA and working with them on this system is an opportunity to flex, expand and strengthen the capabilities of both companies, now and in the future.”

All 17 of the 500kg spacecraft will be designed and manufactured at Rocket Lab’s Long Beach production complex and headquarters, where a new high-volume spacecraft manufacturing line is being developed to support growing customer demand for Rocket Lab satellites. Leveraging Rocket Lab’s vertically integrated space systems capabilities, the satellites will feature components and subsystems produced by Rocket Lab’s recently acquired companies including solar panels and structures from SolAero Technologies in Albuquerque, New Mexico, software from ASI by Rocket Lab in Denver, Colorado, and reaction wheels from Sinclair Interplanetary in Toronto, Canada. The telemetry and control radio for all spacecraft will also be a C-band variant of Rocket Lab’s Frontier Satellite Radio (Frontier-C).

The contract is the result of a very detailed and highly competitive bid and evaluation process and Rocket Lab is honoured to have been selected by MDA. We believe Rocket Lab’s proposal met MDA’s and Globalstar’s stringent technical and schedule requirements, offered efficiencies through Rocket Lab’s high level of vertical integration, and that there is also strong cultural and operational alignment between the companies to deliver innovation and agility in today’s satellite market.

Rocket Lab’s suite of spacecraft components and subsystems include reaction wheels, star trackers, space solar power, radios, flight software, ground software, and separation systems. More than 1,000 spacecraft globally have successfully flown with hardware from Rocket Lab and the four companies it has acquired since 2020.

ENDS

+ Rocket Lab Media Contact

Morgan Bailey

media@rocketlabusa.com

+64 27 538 9039

+ Images and video

www.rocketlabusa.com/about-us/updates/link-to-rocket-lab-imagery-and-video/

+ Twitter

www.twitter.com/rocketlab

+ About Rocket Lab

Founded in 2006, Rocket Lab is an end-to-end space company with an established track record of mission success. We deliver reliable launch services, satellite manufacture, spacecraft components, and on-orbit management solutions that make it faster, easier and more affordable to access space. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron small orbital launch vehicle and the Photon satellite platform and is developing the Neutron 8-ton payload class launch vehicle. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered 109 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab’s Photon spacecraft platform has been selected to support NASA missions to the Moon and Mars, as well as the first private commercial mission to Venus. Rocket Lab has three launch pads at two launch sites, including two launch pads at a private orbital launch site located in New Zealand and a second launch site in Virginia, USA which is expected to become operational in 2022. To learn more, visit www.rocketlabusa.com.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements, including without limitation expectations regarding the timing of scheduled delivery of spacecraft buses and anticipated benefits of the subcontract, are based on Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Rocket Lab’s control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including risks related to the global COVID-19 pandemic; risks related to government restrictions and lock-downs in New Zealand and other countries in which we operate that could delay or suspend our operations; delays and disruptions in expansion efforts; our dependence on a limited number of customers; the harsh and unpredictable environment of space in which our products operate which could adversely affect our launch vehicle and spacecraft; increased congestion from the proliferation of low Earth orbit constellations which could materially increase the risk of potential collision with space debris or another spacecraft and limit or impair our launch flexibility and/or access to our own orbital slots; increased competition in our industry due in part to rapid technological development and decreasing costs; technological change in our industry which we may not be able to keep up with or which may render our services uncompetitive; average selling price trends; failure of our launch vehicles, satellites and components to operate as intended either due to our error in design in production or through no fault of our own; launch schedule disruptions; supply chain disruptions, product delays or failures; design and engineering flaws; launch failures; natural disasters and epidemics or pandemics; changes in governmental regulations including with respect to trade and export restrictions, or in the status of our regulatory approvals or applications; or other events that force us to cancel or reschedule launches, including customer contractual rescheduling and termination rights; risks that acquisitions may not be completed on the anticipated timeframe or at all or do not achieve the anticipated benefits and results; and the other risks detailed from time to time in Rocket Lab’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in the prospectus dated October 7, 2021 related to our Registration Statement on Form S-1 (File No. 333-259757), which was filed with the Securities and Exchange Commission pursuant to Rule 424(b) on October 7, 2021 and elsewhere (including that the impact of the COVID-19 pandemic may also exacerbate the risks discussed therein). There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.